UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                               September 30, 2008


                                  ------------

                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

On 15 August 2008 Novo Nordisk initiated its share repurchase programme in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

Under the programme Novo Nordisk will repurchase B shares for an amount of up to DKK 1.7 billion in the period from 15 August 2008 to 19 December 2008.

Since the announcement as of 22 September 2008, the following transactions have been made under the programme:

                               NUMBER OF               AVERAGE       TRANSACTION
                                  SHARES        PURCHASE PRICE        VALUE, DKK
ACCUMULATED, LAST
ANNOUNCEMENT                   1,410,000                             402,811,401
22 September 2008                 56,500              270.9850        15,310,653
23 September 2008                 50,000              269.2500        13,462,500
24 September 2008                 50,000              270.4600        13,523,000
25 September 2008                 50,000              275.4300        13,771,500
26 September 2008                 50,000              283.1700        14,158,500
ACCUMULATED UNDER
THE PROGRAMME                  1,666,500                             473,037,554

With the transactions stated above, Novo Nordisk owns a total of 22,879,460 treasury shares, corresponding to 3.6% of the share capital. The total amount of shares in the company is 634,000,000 including treasury shares.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 26,550 employees in 80 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

Further information:

Media:                          Investors:

Elin K Hansen                   Mads Veggerby Lausten
Tel: (+45) 4442 3450            Tel: (+45) 4443 7919
ekh@novonordisk.com             mlau@novonordisk.com

                                Hans Rommer
                                Tel: (+45) 4442 4765
                                hrmm@novonordisk.com

In North America:               Sean Clements
Tel: (+1) 609 514 8316
secl@novonordisk.com

Company Announcement no 62 / 2008

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: September 30, 2008                       NOVO NORDISK A/S
                             ---------------------------------------------------
                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer